The Donerail Group Sets The Record Straight On Engagement With Turtle Beach Corporation

December 22, 2021 13:54 ET | Source: The Donerail Group LP

Donerail Has Submitted a Revised Offer to Acquire Turtle Beach Corporation for $32.86 per Share in Cash

Donerail’s Revised Offer Stands at a 51% Premium to the Company’s Closing Share Price on December 14th and a 20% Premium to the Price at Which the Company’s CFO Sold Majority of His Stock Position Last Month

Seeks to Expeditiously Move Forward to Advance Discussions with the Company

LOS ANGELES, Dec. 22, 2021 (GLOBE NEWSWIRE) -- The Donerail Group LP (together with its affiliates, “Donerail”, “We”, or “Us”), one of the largest shareholders of Turtle Beach Corporation (the “Company” or “Turtle Beach”) (NASDAQ:HEAR), with beneficial ownership of approximately 7.4% of the Company’s outstanding shares, released the following statement on December 22, 2021:

On December 20, 2021, Donerail presented to the Company’s Board of Directors (the “Board”) a Revised Offer to acquire the Company in an all-cash transaction at a proposed price of $32.86 per share.

In our Revised Offer, we again attempted to address the two principal concerns the Board has expressed in its previous declinations to engage with us a potential acquiror: i) that the proposed acquisition prices have not been “sufficient”1 and ii) that there were concerns regarding “Donerail’s ability to consummate a transaction and its financing sources.”2

Hours after we submitted that Revised Offer, the Company issued a press release reiterating those concerns. Perhaps the Board had chosen not to review our Revised Offer before authorizing its press release, but that does not change the fact that the Company’s press release omits material information about our interaction with the Company as of the time it was issued. Accordingly, we feel it is important to summarize our Revised Offer and the efforts it contemplated to address these concerns that the Board has previously expressed.

Offer Price

Our revised offer of $32.86 per share stands at a 51% premium to the Company’s closing share price on December 14, 2021 and a 28% premium to the 30-day volume weighted average price of the shares. We believe that such price warrants immediate engagement.

While we believe that we could potentially meaningfully increase our offer price subject to due diligence, since the Company rejected our bid of $36.50 per share over the summer, there has been reason to lower our initial offer price:

The Company has not executed on its operating plan, as evidenced by the Turtle Beach management’s lowering of their annual 2021 earnings guidance by 20% on November 4, 2021, causing the stock price to decline nearly 25% in the weeks following the release.3 While we believe such a profitability warning could likely have been avoided with more prudent cost management and a more intentional focus on operations, we do remain hopeful that such issues are unlikely to have created a meaningful long-term value dislocation. Subject to confirming that such beliefs are true, we would consider substantially increasing our offer.

It has been unclear to us at what price the Company would be willing to engage with us to sell the Company, and we have historically been provided limited direction.

Recent events have, however, afforded shareholders a clearer view as to what management believes to be fair value of the Company’s equity, and such visibility has provided us with additional clarity, too.

Regulatory filings published just weeks ago detailed that the Company’s CFO, John Hanson, chose to sell nearly his entire personal equity position in Turtle Beach at an average price of $27.38 per share in mid-November 2021. In constructing a revised offer to acquire the Company, we felt most compelled to ensure that shareholders receive, at a minimum, at least an attractive 20% premium to where Mr. Hanson sold nearly the entirety of his personally held shares.

No doubt that as both shareholders and the Board assess the attractiveness of our Revised Offer against management’s own standalone plan, one must call into question the credibility of any management-led standalone plan when one of the Company’s chief executives responsible for such plan has liquidated nearly his entire holdings in recent weeks – at a significantly lower price than our offer.

In summary, in the months following the rejection of our prior $36.50 per share offer, the Company’s management has now missed and lowered its own annual profitability guidance targets, the CFO has now sold nearly the entirety of his equity stake in the Company, and prior to our public reassertion of our interest in acquiring the Company, Turtle Beach stock had fallen precipitously to nearly 52-week lows.

On behalf of all shareholders, we are hopeful that this Board does not refuse to engage with us at this price today.

Financing Considerations

It is true that Donerail is not a traditional private equity buyer and, although we have raised acquisition financing a number of times in recent years, participating in sales processes to acquire the entirety of companies is not generally a focus of ours. While Donerail’s committed pools of capital do offer flexibility to enter illiquid investments, any acquisition of Turtle Beach by Donerail would require equity co-investment financing which, like our prospective debt financing, can only be fully committed once we have the ability to conduct due diligence of the Company’s confidential information.

Conscious that an acquisition by Donerail would inherently have a dissimilar financing structure from the structure used by traditional private equity acquirers, Donerail has extended itself at great lengths to provide comfort for this Board to move forward on behalf of shareholders.

Over the past nine months, Donerail has provided the Company with support documentation from other large asset managers that have indicated a desire to partner with us in an equity co-investment financing vehicle for Turtle Beach. In addition, Donerail has connected the Company to our investment bankers that have shown the Board an eagerness to provide debt capital required for a transaction.

It should be noted that, in providing financing support for the Company’s bankers to review, a number of our potential financing partners requested to have their institutions’ names and identifying information redacted from initial documentation provided to the Company; although confidentiality is generally expected in these matters, the Board has the right not to respect privacy and release such documents publicly, as this Board has done, and many prospective financing partners only want to be visible when the non-disclosure agreements are signed.

That notwithstanding, the highly redacted document that the Board released as part of its December 20th release was just one document that, on its own, clearly lacks sufficient merit to warrant proceeding further in negotiations with us.

Critically, that redacted document was just one document in the suite of documents, banker conversations, and investor communication that the Board reviewed in context of our proposed financing – a review that led the Board to communicate to us on July 9, 2021, that our offer had become viewed as both “credible” and “fundable”.

In short, the Board assessed our financing and deemed it “credible” and “fundable”, yet in its December 20, 2021 press release, the Board chose to release a singular, redacted document that, presumably, played but a small role in the Board’s subsequent deeming of our financing as such.

Such a tactic should strike shareholders as concerning: a Board willing to, quite atypically, release privately disclosed information that serves to potentially evade good faith discussions with a “credible” and willing acquiror, simply for the sake of distracting shareholders from the core issues that the Board seemingly refuses to engage with us on, does not benefit shareholders. Shareholders are right to note that such actions illustrate a Board that does not appear to be seeking to optimize the price that such an acquiror can offer shareholders, but rather, a Board that seeks to discourage or even embarrass such an acquiror from even continuing with its effort. Frankly, shareholders deserve better.

Importantly, once the Company and its bankers signaled we could move forward with our proposed financing structure, it was also then explicitly conveyed to us that if we were able to increase our offer price, the Board would be willing to sign a non-disclosure agreement and constructively engage with us in sale discussions. As has been disclosed previously, we chose not to increase our offer price and discussions stalled.

Given the above, until just recently, we were of the clear understanding that price, not financing concerns, was the gating item to negotiating a transaction.

In its press release on December 20, 2021, surprisingly and without explanation to us as to why, the Board reversed its prior, historically resolved concerns about our prospective financing package, erasing months of behind-the-scenes work that we completed in good faith alongside the Company’s bankers.

Such a maneuver by the Board to continue to stall a willing acquiror further illustrates what we believe is a lack of good faith at the Board level, and we are unconvinced that this Board is open to selling the Company, at any price.

To establish that the Board is even willing to entertain a sale of the Company as an option against its standalone risk-weighted plan, we are again calling on the Company to publicly disclose that it is running a Strategic Review process, if such a process is underway, and if it is not, we call on the Company to initiate one in short order.

To be clear, such a public announcement of a Strategic Review process does not conflict with our own desire to purchase the Company at an attractive price; it is naïve to believe that a public company with a heightened level of scrutiny would agree to sell to any single party in a one-off, directly negotiated transaction. What an announcement of a public Strategic Process does do, however, is create an accountability for the Board to run a transparent, comprehensive, and robust process that shareholders can then assess against this management team’s own risk-weighted standalone plan.

We believe that this is all shareholders want, and we believe this is what shareholders deserve.

To highlight our readiness to transact, we intend to send the Board a typical and customary non-disclosure agreement for transactions of this type which will facilitate the transmission of the diligence materials we need to secure financing, while ensuring that we do not waive certain rights that other shareholders and our own investors would expect us to maintain.

We eagerly look forward to engaging with this Board in an expeditious fashion.

About Donerail

The Donerail Group LP is a Los Angeles-based investment adviser that employs a value-oriented investment lens focusing on special situations and event driven investments.

Investor Contact:
Wes Calvert, (310) 564-9992

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1 Turtle Beach Press Release dated 23-Aug-2021
2 Turtle Beach Press Release dated 23-Aug-2021
3 Turtle Beach Press Release dated 4-Nov-2021